Peter Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

April 27, 2011

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-16707

Dear Mr. Rosenberg:

We received your letter dated April 13, 2011, addressed to Richard J. Carbone, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). For your convenience, we have included the staff’s comments below along with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies and Pronouncements

Investments and Investment-Related Liabilities, page 268

1.	You state that you account for your investments on the cost basis, where your partnership interest is so minor (generally less than 3%) that you exercise virtually no influence over operating and financial policies. Please tell us how you considered the guidance in ASC 944-325-30-1 and 944-325-35-1 in not accounting for these investments on the Fair Value Method.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 27, 2011

Response:

As noted above, in certain instances in which the Company’s partnership interest is so minor (generally less than 3%) that it exercises virtually no influence over operating and financial policies, the Company applies the cost method of accounting. The Company’s application of the cost method of accounting in these instances is based on ASC 323-30-S99 (Investments – Equity Method and Joint Ventures – Partnerships, Joint Ventures and Limited Liability Entities – SEC Materials – General – SEC Staff Guidance – Announcements Made by SEC Staff at Emerging Issues Task Force Meetings – SEC Staff Announcement: Accounting for Limited Partnership Investments), which states:

“The Task Force discussed a letter received from the SEC Observer that discusses the SEC staff’s position on the application of the equity method to investments in limited partnerships. The SEC staff previously had not objected to the use of the cost method for limited partnership investments of up to 20 percent, assuming the investor concluded that it did not have “significant influence” over the investee, as defined in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The SEC staff’s revised position is that investments in all limited partnerships should be accounted for pursuant to paragraph 8 of AICPA Statement of Position 78-9, Accounting for Investments in Real Estate Ventures. That guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The SEC staff understands that practice has generally viewed investments of more than 3 to 5 percent to be more than minor. The SEC staff would expect the guidance in SOP 78-9 to be applied to all limited partnership investments made after May 18, 1995.”

The Company reviewed the guidance in ASC 944-325-30-1 and 944-325-35-1 in not accounting for these investments on the Fair Value Method. The guidance in ASC 944-325-30-1 (Financial Services – Insurance – Investments – Other – Initial Measurement – General – Certain Equity Securities) states:

“Investments in equity securities that are not within the scope of Subtopic 320-10 or 958-320 because they do not have readily determinable fair values shall be reported at fair value.”

The guidance in ASC 944-325-35-1 (Financial Services – Insurance – Investments – Other – Subsequent Measurement – General – Certain Equity Securities) states:

“An insurance entity that is a business entity shall recognize changes in fair value of an equity security that is not within the scope of Subtopic 320-10 because it does not have a readily determinable fair value as unrealized gains and losses, net of applicable income taxes, in other comprehensive income except as indicated in the following sentence. All or a portion of the unrealized gain or loss of a security that is designated as being

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 27, 2011

hedged in a fair value hedge shall be recognized in earnings during the period of the hedge pursuant to paragraphs 815-25-35-1 through 35-4.”

The Company acknowledges that the above guidance (ASC 944-325-30-1 and 35-1) is specialized industry guidance applicable to insurance companies. Accordingly, the Company considered the above guidance with respect to its limited partnership interests where its investment is less than 3%. However, the Company concluded that such guidance refers specifically to investments in equity securities and therefore does not believe this guidance applies to equity interests in limited partnerships, which are not investments in equity securities as defined by ASC 320-10-20. As such, the Company has followed the guidance within ASC 323-30-S99 for its limited partnership interests where its investment is less than 3% and applied the cost method of accounting. In reaching this conclusion, the Company also observed that there is diversity in practice on this topic amongst other insurance companies that are public registrants and therefore believed that the Company’s current accounting treatment is reasonable.

The Company wishes to advise that, as of December 31, 2010, the Company’s investments in limited partnerships where the cost method of accounting is applied had a carrying value of $489 million (fair value of approximately $599 million). Such amount is included within “Other Long-Term Investments” in the Company’s Consolidated Statements of Financial Position.

4. Investments

Commercial Mortgage and Other Loans, page 294

2.	Please revise your disclosure to include the following for commercial real estate loans that have been extended at maturity or otherwise restructured for which you have not considered the loans to be impaired:
A.	The amount of loans and types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
B.	To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan’s interest rate or principal amount, tell us how you consider whether it is a troubled debt restructuring;
C.	Your accounting policy for accruing interest income on commercial loans that have been restructured; and
D.	For those with a guarantee, separately identify them and disclose:
o	How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
o	How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 27, 2011

making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

Response:

You have requested disclosure on commercial real estate loans that have been extended at maturity or otherwise restructured which we did not consider to be impaired. Please see our response below to each item mentioned in your comment.

A.	Our commercial mortgage loan portfolio had a balance of $27,931 million at December 31, 2010, including $364 million in loans carried at fair value under the fair value option, with the remaining loans carried at unpaid principal balance net of an allowance for losses. Shown below is a summary of commercial mortgage loan modifications that occurred between January 1, 2009 and March 31, 2011 on loans that we did not consider to be impaired. The loan modification activity prior to January 1, 2009, was not readily available and would be significantly less material than the activity level in the 2009 to 2011 period.

The summary shows separately commercial mortgage loan modifications (i.e. commercial mortgage real estate loans that have been extended at maturity or otherwise restructured which we did not consider to be impaired) occurring in the normal course of business versus those occurring when a borrower has experienced financial difficulties. An extension or restructuring occurs in the normal course of business when we manage our portfolio risks and enhance our position with creditworthy clients. These modifications include but are not limited to principal paydowns, maturity extensions and loan refinancings.

The following table sets forth the commercial mortgage loan modification activity on loans that we did not consider to be impaired for the period indicated:

	Quarter Ending March 31, 2011			Year Ending December 31, 2010			Year Ending December 31, 2009
	Number of loans	Unpaid Principal Balance	% of Total Commercial Mortgage Loans	Number of loans	Unpaid Principal Balance	% of Total Commercial Mortgage Loans	Number of loans	Unpaid Principal Balance	% of Total Commercial Mortgage Loans
	(in millions)
Normal Course of Business	1	$141	0.51%	9	$252	0.90%	7	$651	2.35%
Borrower Financial Difficulties	1	$11	0.04%	9	$443	1.59%	14	$278	1.00%

Troubled Debt Restructurings (TDRs) are not included in the information above as during the 2009 through 2011 period there were no TDRs for which the loans were not considered impaired prior to the restructuring.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 27, 2011

Given the immaterial level of commercial mortgage loan extensions and other modifications on loans which we did not consider impaired (and therefore are not collateral dependent), that occurred during the 2010 or 2009 periods, the Company has not included any specific disclosure to this effect in the Company’s 2010 financial statements. The Company continues to monitor this activity and, to the extent it becomes material in any given period, would add appropriate disclosure to its quarterly or annual financial statements.

B.	We evaluate TDRs consistent with ASC 310-40-15. As such, we consider restructured debt to be a TDR if we, for economic or legal reasons related to the debtor’s financial difficulties, grant a concession to the debtor that we would not otherwise consider. TDRs include but are not limited to one or a combination of the following:
•	Transfer from the debtor to the Company of receivables from third parties, real estate, or other assets to fully or partially satisfy the loan;

•

Granting of an equity interest to the Company by the debtor to fully or partially satisfy a debt, unless the equity interest is granted pursuant to existing terms for converting the debt into an equity interest;

•	Modification of terms of the loan, such as one or a combination of any of the following:

i.	Reduction (absolute or contingent) of the stated interest rate for the remaining original life of the debt;

ii.	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk;

iii.	Reduction (absolute or contingent) of the face amount or maturity amount of the debt as stated in the instrument or other agreement;

iv.	Reduction (absolute or contingent) of accrued interest.

Furthermore, we do not consider debt restructurings to be TDRs if we expect that the fair value of cash, other assets, or an equity interest received from the debtor in full satisfaction of the loan to be at least equal to our recorded investment. Additionally, we do not consider debt restructurings to be TDRs if we refinance the debt primarily to reflect a decrease in market interest rates in general or a decrease in the risk and we enter the restructuring to maintain a relationship with a debtor that can readily obtain funds from other sources at the current market interest rate.

During the periods ended December 31, 2009, December 31, 2010 and March 31, 2011, total restructurings or modifications that constitute TDRs, based on unpaid principal balance, were $118 million, $176 million and $10 million, respectively. This activity represents less than 1% of the total commercial mortgage loan portfolio outstanding as of each of the periods ended December 31, 2009, December 31, 2010, and March 31, 2011.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 27, 2011

As noted above, all restructurings or modifications that the Company concluded constituted a TDR during the period from January 1, 2009 through March 31, 2011 related to loans that were considered to be impaired prior to the restructuring. Accordingly, we have not included any disclosure in our 2010 financial statements relating to TDRs occurring on non-impaired loans. However, we have included the disclosures required by ASU 2010-20, including disclosures related to impaired loans, in the notes to financial statements included in our 2010 Form 10-K.

C.	Our policy for accruing interest income on all commercial mortgage loans is consistent with ASC 310-20-35-18, using the interest method. The interest method arrives at periodic interest income, net of fees and costs, at a constant effective yield on the net investment in the receivable.

For restructurings/modifications that constitute a TDR, we account for the assets received at fair value and income is recognized in accordance with that asset type.

For new commercial mortgage loans or for modified loans, other than a TDR, which result in terms at least as favorable as terms for comparable loans that are not being refinanced or restructured, where the present value of the cash flows for the new loan is at least 10 percent different from the present value of the remaining cash flows for the original loan, we calculate the constant effective yield based on the contractual payment terms of the new loan.

For modified commercial mortgage loans, other than a TDR, that are not included in the above paragraph, or where only minor modifications (i.e. where the present value of the cash flows for the new loan is less than 10 percent different from the present value of the remaining cash flows for the original loan) are made to the original loan contract as part of the refinancing or restructuring, any unamortized net fees or costs and any prepayment penalties are carried forward as part of the net investment in the new loan. In these cases, the investment in the new loan consists of the remaining net investment in the original loan, any additional amounts loaned, any fees received, and direct loan origination costs associated with the refinancing or restructuring and we calculate the constant effective yield based on the contractual payment terms of the new loan.

The Company currently discloses that we discontinue accruing interest on impaired loans that are 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. Interest received on impaired loans, including loans that were previously modified in a TDR, is either applied against the principal or reported as net investment income based on the Company’s assessment as to the collectability of the principal. We will update the disclosure included in our Note 2 Significant Accounting Policies and Pronouncements effective with our Form 10-Q filing for the quarter ended March 31, 2011 to clarify that this policy pertains to impaired and non-impaired loans as follows:

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 27, 2011

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. The Company defines “past due” as principal or interest not collected at least 30 days past the scheduled contractual due date. Interest received on loans that are past due, including impaired and non-impaired loans as well as loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income based on the Company’s assessment as to the collectability of the principal. See Note 4 for additional information about the Company’s past due loans.

The Company discontinues accruing interest on loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When the Company discontinues accruing interest on a loan, any accrued but uncollectible interest on the loan and other loans backed by the same collateral, if any, is charged to interest income in the same period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, or the loan has been modified, a regular payment performance has been established.

D.	Of the loan modification activity noted in the table above, the activity for the period having some degree of recourse ranging from a partial percentage or fixed amount to a full 100% recourse component (i.e. a guarantee) represented 64%, 5% and 0% of the unpaid principal balance in the periods ended December 31, 2009, December 31, 2010 and March 31, 2011, respectively. For such loans, the credit of the guarantor is evaluated based on financial ratios including debt to assets, cash flow coverage, liquid assets and contingent liabilities. This analysis is performed at loan origination and at other times during the loan term as needed, such as when a loan is modified or extended. The analysis is based on the most recent financial statements of the guarantor available, generally dated within a year of when the analysis is done.

The real estate collateral is generally our first source of repayment. In the event the collateral is insufficient to repay the loan, we would pursue any guarantors on the loan. Typically, the only situations when we would not pursue a guarantor for a deficiency are when the guarantor clearly has no assets, we negotiate a settlement, or pursuit is prohibited by state law. We did not disclose this information because we did not consider the modified loans noted above to be impaired, and we have not sought performance from the guarantors on these loans during the period from January 1, 2009 to March 31, 2011.

* * * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 27, 2011

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ Peter Sayre

Peter Sayre

Senior Vice President and Principal Accounting Officer

Copies to:	Richard J. Carbone
Susan L. Blount